Filed by Alpha Beta Netherlands Holding N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies:

NYSE Euronext

(Commission File No. 001-33392)

Deutsche Börse
July 15, 2011

Frankfurt am Main, 15 July 2011

Shareholders of Deutsche Börse AG approve the combination with NYSE Euronext – 82.43 percent of the shares in Deutsche Börse have been tendered to be exchanged into shares of the new holding "Alpha Beta Netherlands Holding"

FRANKFURT, 15 July 2011. Deutsche Börse AG has announced today that its shareholders have approved the planned combination with NYSE Euronext. According to the final score, 160.734.462 shares in Deutsche Börse have been tendered to be exchanged into shares of Alpha Beta Netherlands Holding N.V., the future common holding company of Deutsche Börse and NYSE Euronext. The resulting final acceptance ratio of 82.43 percent exceeds the minimum acceptance ratio of 75% (condition precedent pursuant to section 14.1 (a) of the offer document published on 4 May 2011). Deutsche Börse and NYSE Euronext have thus cleared another important hurdle on their way to combining the businesses.

Deutsche Börse CEO Reto Francioni: "We are pleased that such a large majority of our shareholders has not only enabled the planned combination between Deutsche Börse and NYSE Euronext by tendering shares but has also confirmed our mandate to implement the related strategic targets. This is a historic day. We have made an important step forward on our way towards successfully combining Deutsche Börse and NYSE Euronext into the world's premier stock exchange operator. The decision is testimony to our shareholders' belief in the growth prospects and the upside potential of the proposed global leader among stock exchange operators. We also view it as a vote of confidence and we will work very hard to meet our shareholders' expectations."

As provided for in the German Securities Acquisition and Takeover Act (WpÜG), there will now be another two-week period during which hitherto still undecided shareholders can participate in and accept the successful takeover offer. It will commence on 19 July 2011 and end on midnight, at the end of 1 August 2011. The conditions of the offer will remain unchanged during this additional acceptance period.

The transaction is still subject to a number of conditions precedent including the approval by the competent anti-trust, financial, securities and other regulatory authorities across the US and Europe. The various regulatory and anti-trust reviews will likely continue until the end of the year. As a result, Deutsche Börse AG does not expect the transaction to close before year-end.

The combination of Deutsche Börse and NYSE Euronext creates:

- a genuine transatlantic market infrastructure positioning Europe and the US as equal partners in leading the development and harmonization of effectively regulated capital markets;

- a true, pan-European equity market with single currency trading and the deepest pool of liquidity in Europe which meaningfully advances the European Commission’s vision of a single, integrated, pan-European Euro-denominated capital market;
- significant benefits for clients and issuers thanks to increased efficiencies and reduced costs from opportunities for post-trade harmonization;

- the premier global exchange allowing the European markets it comprises to further strengthen and solidify their current and future role as some of the world’s most important financial centers.

Media Contact:

Frank Herkenhoff, phone +49 (0) 69 211 13480

Safe Harbour Statement

In connection with the proposed business combination transaction between NYSE Euronext and Deutsche Boerse AG, Alpha Beta Netherlands Holding N.V. (“Holding”), a newly formed holding company, filed, and the SEC declared effective on May 3, 2011, a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission (“SEC”) that includes (1) a proxy statement of NYSE Euronext that also constitutes a prospectus for Holding, which was used in connection with NYSE Euronext special meeting of stockholders held on July 7, 2011 and (2) an offering prospectus used in connection with Holding’s offer to acquire Deutsche Boerse AG shares held by U.S. holders. Holding has also filed an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”), which was approved by the BaFin for publication pursuant to the German Takeover Act (Wertpapiererwerbs-und Übernahmegesetz), and was published on May 4, 2011.

Investors and security holders are urged to read the definitive proxy statement/prospectus, the offering prospectus, the offer document, as amended, and published additional accompanying information in connection with the exchange offer regarding the proposed business combination transaction because they contain important information. You may obtain a free copy of the definitive proxy statement/prospectus, the offering prospectus and other related documents filed by NYSE Euronext and Holding with the SEC on the SEC’s website at www.sec.gov. The definitive proxy statement/prospectus and other documents relating thereto may also be obtained for free by accessing NYSE Euronext’s website at www.nyse.com. The offer document, as amended, and published additional accompanying information in connection with the exchange offer are available at Holding’s website at www.global-exchange-operator.com.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Holding, Deutsche Boerse AG or NYSE Euronext. The final terms and further provisions regarding the public offer are disclosed in the offer document that has been approved by the BaFin and in documents that have been filed with the SEC.

No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations. The exchange offer and the exchange offer document, as amended, shall not constitute an issuance, publication or public advertising of an offer pursuant to laws and regulations of jurisdictions other than those of Germany, United Kingdom of Great Britain and Northern Ireland and the United States of America.  The relevant final terms of the proposed business combination transaction will be disclosed in the information documents reviewed by the competent European market authorities.

Subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the exchange offer will not be made directly or indirectly in or into Japan, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce or any facility of a national securities exchange of Japan. Accordingly, copies of this announcement or any accompanying documents may not be, directly or indirectly, mailed or otherwise distributed, forwarded or transmitted in, into or from Japan.

The shares of Holding have not been, and will not be, registered under the applicable securities laws of Japan. Accordingly, subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the shares of Holding may not be offered or sold within Japan, or to or for the account or benefit of any person in Japan.

Forward-Looking Statements

This document includes forward-looking statements about NYSE Euronext, Deutsche Boerse AG, Holding, the enlarged group and other persons, which may include statements about the proposed business combination, the likelihood that such transaction could be consummated, the effects of any transaction on the businesses of NYSE Euronext or Deutsche Boerse AG, and other statements that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which NYSE Euronext and Deutsche Boerse AG operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, none of NYSE Euronext, Deutsche Boerse AG or Holding undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.